EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE

March 3, 2004

ARC ENERGY TRUST REPORTS U.S. 2003 TAX INFORMATION AND CONFIRMS ITS
STATUS AS A CORPORATION FOR U.S. TAX PURPOSES
--------------------------------------------------------------------------------

CALGARY, MARCH 3, 2004 (AET.UN and ARX - TSX) - ARC Energy Trust ("ARC" or "the Trust") confirmed today that the Trust is considered a "corporation" for U.S. Tax reporting purposes. For 2003 (and prior years), U.S. unitholders should prepare their U.S. Individual Tax Returns on the basis that the Trust is a "corporation" for U.S. tax purposes. As a corporation, distributions paid by the Trust in 2003 will be viewed as dividends that may be eligible for the new low rate of tax on certain "qualified dividends".

In early 2001, ARC Energy Trust ("ARC") filed a tax election to have U.S. tax law view the Trust as a partnership and its U.S. unitholders as partners. Through discussions with its counsel, the Trust has determined that based on our facts and circumstances the election can be disregarded. The Trust has decided to disregard the election such that U.S. tax law will view the Trust as a corporation since its inception.

ARC is in discussions with the I.R.S. with regard to the impact this change will have on unitholders who reported the distributions they received from ARC as partnership income in the 2001 and 2002 tax years. ARC will post additional information on its website (www.arcresources.com) once we have received clarification.

2003 U.S. INCOME TAX INFORMATION

The following information is being provided to assist individual U.S. unitholders of ARC in reporting distributions received from ARC on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2003.

TRUST UNITS HELD WITHIN A QUALIFIED RETIREMENT PLAN

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where ARC trust units are held within a qualified retirement plan.

TRUST UNITS HELD OUTSIDE OF A QUALIFIED RETIREMENT PLAN

The table below summarizes the distributions paid by ARC in 2003. A portion of the distributions could be eligible for the new low rate of tax on certain "qualified dividends". ARC believes that its dividends are "Qualified Dividends" and therefore should be reported on Line 9b of the U.S. federal income tax return unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 23 of the IRS 2003 1040 Instruction booklet with respect to "Qualified Dividends" provides examples of individual situations where the dividends would not be "Qualified Dividends". Where, due to individual situations, the dividends are not "Qualified Dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends, Line 9a of your U.S. federal income tax return.

The table below also summarizes the portion of the distributions that are a return of capital. The return of capital is generally non-taxable. This amount is non-taxable if it is a return of your cost (or other basis) in the trust units. You must reduce your cost (or other basis) by this amount for calculating capital gain or loss when you sell your units. If this amount exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount of foreign tax paid (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2003 should be determined from your own records and is not available from ARC.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in the Trust's units, in accordance with this press release and subject to advice from their tax advisors. The Trust is not required to file Form 1099 and is providing this information in lieu of that requirement. Some unitholders will receive 1099s from their brokers and others may not. Information on the 1099s issued by the brokers may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

THIS INFORMATION IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. INCOME TAX CONSIDERATIONS, BUT IS A GENERAL GUIDELINE AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ARC UNITS. HOLDERS OR POTENTIAL HOLDERS OF ARC UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ARC UNITS AS WELL AS TO DETERMINE WHETHER CLAIMING A CREDIT OR DEDUCTION FOR FOREIGN INCOME TAXES IS MORE BENEFICIAL FOR YOU.

SUMMARY OF U.S. TAX INFORMATION

The following table provides, on a per unit basis, the breakdown of the amount of cash distributions, PRIOR TO CANADIAN WITHHOLDING TAX, paid by ARC Energy Trust for the period January 15 to December 15, 2003. The amounts are segregated between the portion of the cash distribution that could be considered Qualified Dividends and the portion reported as Non-taxable return of capital. The amounts shown on the attached schedule are in U.S. dollars as converted on the applicable payment dates. This schedule is for information purposes only.

                                ARC ENERGY TRUST
                       2003 CASH DISTRIBUTION INFORMATION
                              FOR U.S. UNITHOLDERS
                                  (U.S. $/UNIT)

                                                                                                    NON-TAXABLE
                                                                                  TAXABLE              RETURN
                                  DISTRIBUTION    EXCHANGE    DISTRIBUTION       QUALIFIED          OF CAPITAL
RECORD DATE       PAYMENT DATE      PAID CDN$       RATE         PAID US$        DIVIDEND US$           US$
-----------       ------------      ---------       ----         --------        ------------           ---
Dec 31, 2002      Jan 15, 2003       $0.13        0.651381      $0.084680         $0.069861          $0.014819
Jan 31, 2003      Feb 17, 2003       $0.15        0.657505      $0.098626         $0.081366          $0.017260
Feb 28, 2003      Mar 17, 2003       $0.15        0.674082      $0.101112         $0.083418          $0.017694
Mar 31, 2003      Apr 15, 2003       $0.15        0.688942      $0.103341         $0.085257          $0.018085
Apr 30, 2003      May 15, 2003       $0.15        0.726691      $0.109004         $0.089928          $0.019076
May 31, 2003      Jun 16, 2003       $0.15        0.746714      $0.112007         $0.092406          $0.019601
Jun 30, 2003      Jul 15, 2003       $0.15        0.717927      $0.107689         $0.088843          $0.018846
Jul 31, 2003      Aug 15, 2003       $0.15        0.720877      $0.108131         $0.089208          $0.018923
Aug 31, 2003      Sep 15, 2003       $0.15        0.732118      $0.109818         $0.090600          $0.019218
Sep 30, 2003      Oct 15, 2003       $0.15        0.755173      $0.113276         $0.093453          $0.019823
Oct 31, 2003      Nov 17, 2003       $0.15        0.761209      $0.114181         $0.094200          $0.019982
Nov 30, 2003      Dec 15, 2003       $0.15        0.761383      $0.114207         $0.094221          $0.019986
                                     -----                      ---------         ---------          ---------

TOTAL PER UNIT                       $1.78                      $1.276073         $1.052760          $0.223313
                                     =====                      =========         =========          =========

THIS INFORMATION IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. INCOME TAX CONSIDERATIONS, BUT IS A GENERAL GUIDELINE AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ARC UNITS. HOLDERS OR POTENTIAL HOLDERS OF ARC UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ARC UNITS AS WELL AS TO DETERMINE WHETHER CLAIMING A CREDIT OR DEDUCTION FOR FOREIGN INCOME TAXES IS MORE BENEFICIAL FOR YOU.


ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.1 billion. The Trust currently has an interest in oil and gas production of approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600                    Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9